Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

1.                                      Name and Address of Company

Yamana Gold Inc.

150 York Street, Suite 1102

Toronto, Ontario

M5H 3S5

2.                                      Date of Material Change

October 15, 2007

3.                                      News Release

A press release with respect to the material change described herein was issued on October 15, 2007, and subsequently filed on SEDAR.

4.                                      Summary of Material Change

Yamana Gold Inc. (“Yamana”) and Meridian Gold Inc. (“Meridian”) announced that as of the tender deadline on October 12, 2007, 79,873,250 common shares of Meridian Gold had been validly deposited to Yamana’s offer to acquire all of the outstanding shares of Meridian. Yamana has taken up and accepted for payment all of these shares, which represent approximately 78 percent of the common shares of Meridian on a fully diluted basis. Yamana will pay for these shares promptly.

5.                                      Full Description of Material Change

Yamana and Meridian announced that as of the tender deadline on October 12, 2007, 79,873,250 common shares of Meridian Gold had been validly deposited to Yamana’s offer to acquire all of the outstanding shares of Meridian. Yamana has taken up and accepted for payment all of these shares, which represent approximately 78 percent of the common shares of Meridian on a fully diluted basis. Yamana will pay for these shares promptly.

Yamana offered to acquire all of the outstanding common shares of Meridian on the basis of C$7.00 cash plus 2.235 Yamana common shares for each Meridian share. The aggregate cash consideration to be paid by Yamana will be approximately C$559 million and the aggregate number of common shares to be issued by Yamana will be approximately 179 million, in respect of the shares tendered to date.

Yamana has surpassed the minimum purchase condition of its offer and has extended its offer to midnight (EST) on November 2, 2007 to allow the remaining Meridian shareholders additional time to tender to the offer. For U.S. securities law purposes, this extension constitutes a subsequent offering period. A notice of extension and subsequent offering period will be mailed to Meridian shareholders on October 16, 2007.

All of the conditions to Yamana’s agreement with Northern Orion have now been satisfied or waived, and Yamana’s plan of arrangement with Northern Orion was completed and became effective on October 13, 2007. Northern Orion shareholders will shortly receive 0.543 of a Yamana common share and C$0.001 in cash for each Northern Orion share.

A formal process of acquisition of the balance of any outstanding Meridian shares will occur as is customary in similar transactions either by compulsory acquisition or subsequent acquisition transaction which would be intended to be completed before year end.

FORWARD-LOOKING STATEMENTS: This material change report contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, include possible variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission. Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.                                      Omitted information

Not applicable.

8.                                      Executive Officer

For further information, contact Peter Marrone, Chairman and Chief Executive Officer of Yamana Gold Inc. at (416) 815-0220.

9.                                      Date of Report

October 19, 2007.

YAMANA GOLD INC.

By:	/s/ Charles Main
Title:	Vice President, Finance and Chief Financial Officer